Exhibit 99.1

EVAXION BIOTECH A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022

	(USD in thousands, except per share amounts)
Operating expenses:
Research and development	$2,936	$4,112	$6,788	$8,916
General and administrative	2,741	2,147	5,283	3,742
Total operating expenses	5,677	6,259	12,071	12,658
Operating loss	(5,677)	(6,259)	(12,071)	(12,658)
Finance income	47	1,539	332	2,058
Finance expenses	(278)	(225)	(604)	(383)
Net loss before tax	(5,908)	(4,945)	(12,343)	(10,983)
Income tax benefit	225	177	419	424
Net loss for the period	$(5,683)	$(4,768)	$(11,924)	$(10,559)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(5,683)	$(4,768)	$(11,924)	$(10,559)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(9)	(11)	(53)	7
Tax on other comprehensive income	—	—	—	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on currency translation to presentation currency	8	(1,592)	86	(2,212)
Other comprehensive income/(loss) for the period, net of tax	$(1)	$(1,603)	$33	$(2,205)
Total comprehensive loss	$(5,684)	$(6,371)	$(11,891)	$(12,764)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S	$(5,684)	$(6,371)	$(11,891)	$(12,764)
Loss per share – basic and diluted	$(0.21)	$(0.20)	$(0.46)	$(0.45)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,
		2023	2022

	Note	(USD in thousands)
ASSETS
Non-current assets
Property and equipment, net		$4,583	$4,675
Government grants receivable		214	209
Tax receivables, non-current		425	—
Leasehold deposits, non-current		165	156
Total non-current assets		5,387	5,040
Current assets
Prepayments and other receivables		3,332	2,791
Government grants receivable, current		115	221
Tax receivables, current		802	789
Cash and cash equivalents		7,118	13,184
Total current assets		11,367	16,985
TOTAL ASSETS		$16,754	$22,025
EQUITY AND LIABILITIES
Share capital	8	$4,390	$3,886
Other reserves		82,402	77,076
Accumulated deficit		(84,257)	(72,659)
Total equity		2,535	8,303
Non-current liabilities
Lease liabilities, non-current		1,946	1,952
Borrowings, non-current	5	8,076	7,864
Provisions		147	144
Total non-current liabilities		10,169	9,960
Current liabilities
Lease liabilities, current		318	303
Warrant liability	6	402	573
Borrowings, current	5	152	136
Trade payables		1,685	2,085
Other payables		1,493	665
Total current liabilities		4,050	3,762
Total liabilities		14,219	13,722
TOTAL EQUITY AND LIABILITIES		$16,754	$22,025

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

				Other reserves
				Foreign currency
			Share	translation	Accumulated
	Note	Share capital	premium	reserve	Deficit	Total equity

	(USD in thousands)
Equity at December 31, 2022		$3,886	$80,727	$(3,651)	$(72,659)	$8,303
Net loss for the period		—	—	—	(6,241)	(6,241)
Other comprehensive income		—	—	34	—	34
Share-based compensation	7	—	—	—	173	173
Issuance of shares for cash	8	331	4,106	—	—	4,437
Transaction costs		—	(131)	—	—	(131)
Equity at March 31, 2023		$4,217	$84,702	$(3,617)	$(78,727)	$6,575
Net loss for the period		—	—	—	(5,683)	(5,683)
Other comprehensive income		—	—	(1)	—	(1)
Share-based compensation	7	—	—	—	153	153
Issuance of shares for cash	8	173	1,363	—	—	1,536
Transaction costs		—	(45)	—	—	(45)
Equity at June 30, 2023		$4,390	$86,020	$(3,618)	$(84,257)	$2,535

				Other reserves
				Foreign currency
			Share	translation	Accumulated
	Note	Share capital	premium	reserve	Deficit	Total equity

	(USD in thousands)
Equity at December 31, 2021		$3,755	$80,430	$(1,316)	$(50,432)	$32,437
Net loss for the period		—	—	—	(5,791)	(5,791)
Other comprehensive income		—	—	(602)	—	(602)
Share-based compensation	7	—	—	—	345	345
Equity at March 31, 2022		$3,755	$80,430	$(1,918)	$(55,878)	$26,389
Net loss for the period		—	—	—	(4,768)	(4,768)
Other comprehensive income		—	—	(1,603)	—	(1,603)
Share-based compensation	7	—	—	—	320	320
Issuance of shares for cash	8	28	—	—	—	28
Transaction costs paid in shares		61	(61)	—	—	—
Transaction costs		—	(216)	—	—	(216)
Equity at June 30, 2022		$3,844	$80,153	$(3,521)	$(60,326)	$20,150

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Six Months Ended
	June 30,
	2023	2022

	(USD in thousands)
Operating activities:
Net loss for the period	$(11,924)	$(10,559)
Adjustments for non-cash items	717	(949)
Interest received	98	—
Interest paid	(34)	(126)
Cash flow from operating activities before changes in working capital	(11,143)	(11,634)
Cash flow from changes in working capital:
Changes in net working capital	(151)	(1,742)
Net cash used in operating activities	(11,294)	(13,376)
Investing activities:
Purchase of property and equipment	(23)	(264)
Receipt (payment) of non-current financial assets – leasehold deposits	(6)	28
Net cash used in investing activities	(29)	(236)
Financing activities:
Proceeds from issuance of shares and exercise warrants, less underwriter discounts	5,973	28
Transaction costs related to issuance of shares	(176)	(221)
Proceeds from borrowings	—	7,849
Repayment of borrowings	(297)	(60)
Leasing installments	(163)	(158)
Net cash provided by financing activities	5,337	7,438
Net increase/(decrease) in cash and cash equivalents	(5,986)	(6,174)
Cash and cash equivalents at January 1	13,184	32,166
Exchange rate adjustments on cash and cash equivalents	(80)	(740)
Cash and cash equivalents at June 30	$7,118	$25,252
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Acquisition of property and equipment through loan from lessor	$65	—

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1. General Company Information

Evaxion Biotech A/S (the “Company” or “Evaxion”) is a clinical-stage biotech company developing AI-powered immunotherapies. Evaxion uses its proprietary and scalable artificial intelligence, or AI, technology to decode the human immune system to identify and develop immunotherapies for patients in the global market. Unless the context otherwise requires, references to the “Company,” “Evaxion,” “we,” “us,” and “our”, refer to Evaxion Biotech A/S and its subsidiaries.

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark.

The unaudited condensed consolidated interim financial statements of Evaxion Biotech A/S and its subsidiaries (collectively, the “Group”) for the three and six months ended June 30, 2023 and 2022, were approved, and authorized for issuance, by the Audit Committee of the board of directors on August 16, 2023.

Note 2. Liquidity and Going Concern Assessment

The Company has considered whether conditions and events exist that, when considered in aggregate, raise significant doubt about the Company’s ability to continue as a going concern for at least a year from the date of the financial statements. The Company has a history of incurring operating losses and negative cash flows from operations. The Company anticipates incurring additional losses until such time, if ever, it can complete its research and development (“R&D”) activities and obtain an out-licensing partnership for its product candidates and generate revenues from such product candidates.

The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/ or adjust the cost base accordingly. In March 2023 the Company adjusted the organization and reprioritized development programs to focus the operations and to save costs. The Company, with its current strategic plans, anticipates that with the current cash position and the forecast cash requirements per the 2023 updated forecast, it will require additional financing to fund its operations and to continue development of its product candidates by December 2023.

The Company plans to finance cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and adjust spending on new and ongoing development and corporate activities, as needed.

Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, the Company concluded that there is significant doubt about its ability to continue as a going concern through one year from the balance sheet date. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business.

The matters that raise significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB) standards.

The Company may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Company raises funds through collaborations, licenses and other similar arrangements with third parties, it may have to relinquish valuable rights

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on the Company’s financial condition and its ability to pursue its business plans and strategies. If the Company is unable to raise additional capital when needed, it could be forced to delay, limit, reduce or terminate its product candidate development or grant rights to develop and market its product candidates.

On June 7, 2022 the Company entered into a Purchase Agreement (the “Purchase Agreement”) with an unrelated third party, Lincoln Park Capital Fund, LLC (“Lincoln Park”), to sell up to $40.0 million of its ordinary shares represented by American Depository Shares (“ADSs”) over a 36 month period. The Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. The purchase agreement is dependent on a market price of the ADSs being above $0.50. Upon execution and delivery of the Purchase Agreement, the Company issued 428,572 ordinary shares represented by ADSs as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase its ordinary shares represented by ADSs under the Purchase Agreement. As of June 30, 2023, the Company had not issued and sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. See Note 8 for detailed information on the purchase agreement.

On October 3, 2022 the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) to sell up to $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The NASDAQ Capital Market. The value of the remaining number of shares under this agreement amounts to approximately $3.5 million.

On July 31, 2023 the Company entered into a financing agreement of up to $20.0 million with Global Growth Holding Limited (“GGH”). See Note 10 below for additional information regarding events after the reporting period.

Note 3. Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2022 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 4.

The accounting policies applied are consistent with the accounting policies as outlined in the basis of presentation section included in Note 3 of the audited financial statements as of and for the year ended December 31, 2022.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Standards issued but not yet effective

There were a number of standards and interpretations which were issued but were not yet effective at June 30, 2023 and have not been adopted for these financial statements, including:

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (January 1, 2024)
●	Amendments to IFRS 16 Accounting Policies, Lease Liability in a Sales and Leaseback (January 1, 2024)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s financial statements in the period of initial application and future reporting periods.

Note 4. Significant Accounting Judgements, Estimates, and Assumptions

In the application of its accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting judgments and estimation uncertainties that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2022.

Significant accounting estimates made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to share-based compensation. See Note 7 below for additional information regarding share-based compensation.

There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.

Note 5. Borrowings

Loan from Lessor

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance. For the three months ended June 30, 2023 and 2022, interest expense related to the loan from lessor was nominal. For the six months ended June 30, 2023 and 2022, interest expense related to the loan from lessor was $0.1 million and $nil, respectively. During the three months ended June 30, 2023 and 2022 the Company had additions for borrowings related to the loan from lessor of $nil and $nil, respectively. During the six months ended June 30, 2023 and 2022 the Company had additions for borrowings related to the loan from lessor of $0.1 million and $nil, respectively.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As a result of the structure of the DTU financing this amount is not included as Purchase of property, plant and equipment within the unaudited condensed consolidated interim statements of cash flows. The leasehold improvements recognized will be subject to adjustment when the actual costs incurred are made available from DTU.

EIB Loan

In August 2020, the Company executed the EIB Loan, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million. Under the EIB Loan Agreement, the tranche balances are due six years from their respective disbursement dates.

During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. The Company will repay the first tranche of the EIB Loan at a fixed interest rate of 3% per annum and a payment-in-kind interest rate of 4% per annum. The loan is amortized to maturity using an effective monthly interest rate of 0.78%. For the three months ended June 30, 2023 and 2022, interest expense related to the EIB Loan was $0.2 million and $0.1 million, respectively. For the six months ended June 30, 2023 and 2022, interest expense related to the EIB Loan was $0.4 million and $0.2 million, respectively. The loan is repayable in full six years after drawing down. Under the current business plans the Company cannot draw the remaining two tranches of the EIB loan.

Borrowings are summarized as follows (in thousands):

	June 30,	December 31,
	2023	2022
Loan from lessor	$1,081	$1,068
EIB Loan	7,147	6,932
Total Borrowings	8,228	8,000
Less: Borrowings, current portion	(152)	(136)
Total Borrowings, net of current portion	$8,076	$7,864

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6. Warrant Liability

The Company received the proceeds from the draw of the first tranche of the EIB Loan on February 17, 2022. In connection therewith, EIB received 351,036 EIB Warrants, at an exercise price of DKK 1 per warrant, which vested immediately, pursuant to the terms of a separate warrant agreement, the EIB Warrant Agreement. The EIB Warrants are exercisable at any time after issuance either net in cash or through payment of the exercise price and receipt of shares. Therefore, the warrant liability is recognized in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the present value of the redemption amount. The liability is classified in level 1 of the fair value hierarchy. Due to the fact that the exercise price is insignificant compared to the share price, there is virtually no time value. Consequently, the present value of the redemption amount is equal to the current share price.

As the warrant liability is a non-cash financing cost the amount related to the initial recognition of the warrant liability during the six months ended June 30, 2022 is not included within the unaudited condensed consolidated interim statements of cash flows.

The following table sets forth the changes to the warrant liability(in thousands):

Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2023	$573
Remeasurement of warrant liability	(177)
Foreign currency translation	7
Carrying amount at June 30, 2023	$402

Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2022	$—
Initial recognition of warrant liability	1,007
Remeasurement of warrant liability	(385)
Foreign currency translation	3
Carrying amount at June 30, 2022	$625

Note 7. Share-Based Payments

Warrant Program and Amendments

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior vested upon the closing of our initial public offering in February 2021 (“IPO”). The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2022, 2021, and 2020 expire on December 31, 2031. As of June 30, 2023 and 2022, the number of warrants as a percentage of outstanding ordinary shares was 8.6% and 11.0%, respectively.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The following schedule specifies the granted warrants:

		Weighted Average
	Number of	Exercise
	warrants	Price/Share
Warrants granted as at December 31, 2022	2,743,093	USD 1.50 (1)
Warrants exercised (4)	(340,679)	USD 1.56
Warrants granted	10,000	USD 1.94
Warrants forfeited	(25,478)	USD 3.05
Warrants cancelled	—	—
Warrants granted as at June 30, 2023 (3)	2,386,936	USD 1.51 (2)
Warrants exercisable as at June 30, 2023	1,823,807	USD 1.02 (2)

		Weighted Average
	Number of	Exercise
	warrants	Price/Share
Warrants granted as at December 31, 2021	2,732,618	DKK 7.53 (1)
Warrants exercised (4)	(201,314)	USD 0.16
Warrants granted	100,000	USD 2.23
Warrants forfeited	(5,687)	USD 5.36
Warrants cancelled	—	—
Warrants granted as at June 30, 2022	2,625,617	USD 1.27 (2)
Warrants exercisable as at June 30, 2022	2,020,351	USD 0.44

(1)    December 31, 2022 and 2021 USD and DKK end-rates used.

(2)    June 30, 2023 USD-end rate used.

(3)    Number of warrants exclude EIB Warrants referred to in Note 6.

(4)    The weighted average share price at the date of exercise was $1.56 and $2.12 for the six months ended June 30, 2023 and 2022, respectively.

During the six months ended June 30, 2023, the Company did not grant warrants to members of executive management. On March 15, 2023, the Company’s board of directors granted 10,000 warrants to an employee of the Company. In connection with the grant of the warrants, the Company amended its Articles of Association to provide for the grant thereof. The warrants were issued on the terms and conditions set out in the Company’s Articles of Association and vest with 1/36 per month over 36 months beginning January 1, 2023.

During the six months ended June 30, 2022, the Company granted 100,000 warrants, of which 25,000 were granted to its Chief Operating Officer (“COO”) and 45,000 were granted to its Chief Financial Officer (“CFO”). All granted warrants will vest 1/36 per month over 36 months.

Employees will be entitled to receive a number of warrants based on the individual employee’s grade and performance for 2023. The warrants will be granted in December 2023 at the share price equal to the fair market value thereof on the date of grant and vests 1/36 per month over 36 months beginning January 1, 2024. For the three and six months ended June 30, 2023, a service cost of $0.2 million and $0.3 million has been recognized respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted. For the three and six months ended June 30, 2022, a service cost of $0.3 million and $0.7 million has been recognized respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted.

Subsequent to the Company’s IPO, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. On the other hand, due to the fact that as of 2021, warrants will be granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and expected volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

The following assumptions have been applied for the warrants issued during the six months ended June 30, 2023 and 2022, respectively:

	June 30,	June 30,
	2023	2022
Expected term (in years)	5.0 – 7.0	6.5
Risk-free interest rate	3.97 – 4.13%	2.43 – 3.54%
Expected volatility	85%	85%
Share price	$1.21 – 1.53	$1.71 – 3.01

Note 8. Capital Structure and Financial Matters

Share Capital – Ordinary Shares

The following are changes in the Company’s share capital for the period ended June 30, 2023:

	Number of	Share Capital
	Ordinary Shares	(DKK in thousands)
Share capital, December 31, 2022	24,139,413	24,139
Capital increase at January 4, 2023 (JonesTrading sales agreement)	634,413	634
Capital increase at January 5, 2023 (JonesTrading sales agreement)	94,278	94
Capital increase at January 20, 2023 (JonesTrading sales agreement)	259,407	259
Capital increase at January 24, 2023 (JonesTrading sales agreement)	151,335	151
Capital increase at February 7, 2023 (JonesTrading sales agreement)	96,271	96
Capital increase at February 9, 2023 (JonesTrading sales agreement)	1,003,802	1,004
Capital increase at February 13, 2023 (JonesTrading sales agreement)	42,808	43
Capital increase at March 3, 2023 (JonesTrading sales agreement)	16,280	16
Exercised warrants, May 17, 2023	134,730	135
Exercised warrants, May 24, 2023	51,125	51
Exercised warrants, June 1, 2023	150,000	150
Capital increase at June 5, 2023 (JonesTrading sales agreement)	861,614	862
Exercised warrants, June 30, 2023	4,824	5
Share capital, June 30, 2023	27,640,300	27,639

Lincoln Park Purchase Agreement

On June 7, 2022, the Company entered into the Purchase Agreement, with Lincoln Park, pursuant to which the Company may elect to sell up to $40.0 million in the Company’s ordinary shares, DKK 1 nominal value, represented by ADSs, with each ADS representing one (1) ordinary share of the Company, subject to certain limitations and conditions set forth in the Purchase Agreement. In addition, upon execution of the Purchase Agreement, the Company paid a commitment fee in the form of 428,572 ordinary shares at a price of $2.80 per share, for a total commitment fee of $1.2 million (the “Commitment Fee”). Under the Purchase Agreement, the Company may from time to time, at its discretion, direct Lincoln Park to purchase on any single business day, or a regular purchase, up to 50,000 ordinary shares represented by ADSs which may be increased to 70,000 ordinary shares represented by ADSs under certain circumstances set forth in the Purchase Agreement over the 36 month term of the Purchase Agreement. The purchase price of the ordinary shares represented by ADSs will be based upon the prevailing market price of the ADSs at the time of the purchase without any fixed discount. If the adjusted market price of the ADSs decreases to below $0.50 the Company cannot sell ordinary shares

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

under the purchase agreement with Lincoln Park. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases and additional accelerated purchases under certain circumstances. The Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. The Company cannot sell ordinary shares under this agreement if beneficial ownership by Lincoln Park and its affiliates exceeds 9.99% of the Company’s issued and outstanding ADSs.

On July 7, 2022, the Company filed a “selling shareholder” registration statement with the U.S. Securities and Exchange Commission (“SEC”) related to the Purchase Agreement with Lincoln Park as the selling shareholder, through which the Company registered 4,649,250 ordinary shares represented by ADSs for resale to the public by Lincoln Park. Each ADS represents one ordinary share. The Company will not receive any proceeds from the resale of ADSs by Lincoln Park, however, assuming that the Company sells the full amount of its ordinary shares represented by ADSs to Lincoln Park, under the Purchase Agreement the Company may receive up to $40.0 million in aggregate proceeds.

As of June 30, 2023, the Company had issued 428,572 ordinary shares represented by ADSs to Lincoln Park. Such shares were issued to Lincoln Park as payment of the Commitment Fee in consideration for Lincoln Park’s commitment to purchase our ordinary shares represented by ADSs under the Purchase Agreement.

JonesTrading Sales Agreement

On October 3, 2022 the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which the Company could sell up to an aggregate of $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The NASDAQ Capital Market.

During the period between October 13, 2022 and December 29, 2022 the Company sold 118,852 ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs, at a volume weighted average price (VWAP) of $2.74 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds from the sales of the ordinary shares represented by ADSs were approximately $0.3 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 118,852 with the Danish Business Authority.

During the period between January 1, 2023 and June 30, 2023 the Company sold 3,160,208 ordinary shares represented by ADSs, DKK 1 nominal value with each ordinary share represented by one ADSs, at a VWAP of $1.84 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $6.0 million. In connection with the sale, the Company registered aggregate share capital increase of nominal DKK 3,160,208. The value of the remaining number of shares under the agreement with JonesTrading amounts to approximately $3.5 million.

Note 9. Commitments and Contingencies

Legal Proceedings

On April 28, 2022, the Company received formal notice that on April 21, 2022, Statens Serum Institut (“SSI”), had initiated a legal proceeding against the Company in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), the Company filed related to a method for treating malignant neoplasm by administering a composition comprising a high

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which the Company has a non-exclusive, royalty-bearing sub-licensable license to use from SSI (the “Invention”).

The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in the Company’s EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of the Company’s patent portfolio covering EVX-01 or the PIONEER platform technology. The patent application stems from work the Company performed under a collaboration agreement the Company entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names the Company and certain of the Company’s employees as the sole invertors of the Invention.

In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by the Company and its employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention. In the alternative, SSI claims that it should have co-ownership with the Company of the patent application and the Invention.

It is the Company’s position that the Company and its employees are the sole inventors of the Invention. The Company believes that it has strong defenses against SSI’s claim and that SSI’s claim is without merit. The Company intends to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, the Company does not expect that it would have a material impact on its rights to use the Invention in the development and commercialization of EVX-01, as the Company believes that such rights are covered by its current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent the Company from developing and commercializing its EVX-01 product candidate.

As of June 30, 2023 the Company and SSI have reached an agreement to pause previously on-going court proceedings and begin out of court negotiations to resolve the dispute. It is the opinion of the Company’s Executive Management team that the ongoing legal proceedings will not have a material impact on the Company’s future financial results.

Note 10. Events After the Reporting Period

On July 31, 2023 the Company entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into the Company’s ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, the Company may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. The Company has the right, but not the obligation to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, the Company is obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to the Company. The financing agreement between the Company and GGH is subject to approval by the SEC through the date of issuance of this report.